

BDO

Tel: 703-893-0600
Fax: 703-893-2766
www.bdo.com

8401 Greensboro Drive, Suite 800
McLean, VA 22102

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
RE Investment Corporation and Subsidiary
Arlington, Virginia

We have audited the accompanying consolidated statements of financial condition of **RE Investment Corporation and Subsidiary** (the Company) as of December 31, 2015 and 2014, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of **RE Investment Corporation and Subsidiary** at December 31, 2015 and 2014, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 and Reconciliation Pursuant to Rule 17a-5(d)(4) (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Securities Exchange Act of 1934 Rule 17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 and Reconciliation Pursuant to Rule 17a-5(d)(4) are fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

BDO USA, LLP

McLean, Virginia
February 23, 2016

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